Exhibit 99.1

ASX ANNOUNCEMENT

December 10th, 2012

Appointment of permanent CEO and Non-Executive Director

Appointment of permanent CEO

The Board of Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) wishes to announce that, further to the Company’s announcement dated November 28th, 2012, Ms. Alison Mew has been appointed as the permanent Chief Executive Officer of Genetic Technologies Limited.

GTG Chairman, Dr. Mal Brandon said “The Board is extremely pleased that Ms. Mew has accepted the Company’s offer to become its permanent CEO.  In her previous role as GTG’s Chief Operating Officer, a position she held for more than three years, she played a key role in the establishment of the Group’s US operations along with securing the Australian laboratory’s US compliance.  We are confident that she is well placed to lead the Company through its next stages of development in both the Australian and US markets.”

Appointment of Non-Executive Director

The Board is also pleased to announce the appointment of Mr. Ben Silluzio as a Non-Executive Director of the Company.

Mr. Silluzio, 36, specialises in the provision of advice for sophisticated investors, institutional clients and high net worth families in Melbourne, nationally and abroad.  Currently, he serves as the managing partner and desk head of RBS Morgans Family Office, and is also a director of Private Branded Beverages Ltd., a public unlisted company, and is a former President and Chairman of the Italian Chamber of Commerce.  Previously, Mr. Silluzio has held several senior positions in the stockbroking and funds management industries, including: Director of UBS Wealth Management Australia, Senior Vice President of Credit Suisse First Boston in Melbourne, Vice President and member of the “Smith Barney Century Council” at Citigroup Smith Barney in Melbourne and as an institutional client advisor at Colonial Institutional Stockbroking in Sydney and Melbourne.

Dr. Mal Brandon said “The Board is pleased to welcome Mr. Silluzio to the Company’s Board.  We are confident that he will bring valuable skills, contacts and experience which will assist the Company to expand its profile with the wider investment community”.

An ASX Appendix 3X for Mr. Silluzio is attached to this announcement.

Dr. Malcolm R. Brandon

Chairman

Genetic Technologies Limited (ABN 17 009 212 328)

Phone: +61 3 8412 7000